U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628		Allen & Overy LLP One Bishops Square London E1 6AD United Kingdom

		Tel	+44 (0)20 3088 0000
		Fax	+44 (0)20 3088 0088

Our ref	0106463-0000003 ICM:18767879.1

February 6, 2014

By EDGAR Transmission

Re:	Republic of South Africa

Registration Statement under Schedule B

Filed December 13, 2013, as amended on January 27, 2014

File No. 333-192814

Ladies and Gentlemen:

On behalf of the Republic of South Africa, we request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 4:00 p.m. on February 7, 2014, or as soon as practicable thereafter.

If you have any questions, or require any further information, please contact the undersigned at +44 203 088 3187.

Sincerely,

/s/ Monale Ratsoma

Monale Ratsoma

Attorney-in-fact for Hon Pravin Gordhan

Minister of Finance of the Republic of South Africa

Copy	Sachin Davé Allen & Overy LLP

His Excellency Ebrahim Rasool Ambassador of the Republic of South Africa Embassy of the Republic of South Africa

Tshepiso Moahloli National Treasury of the Republic of South Africa

Ellie Bavaria Special Counsel, Division of Corporation Finance Securities and Exchange Commission

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.

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